Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               November 16, 2017




Lauren Sprague Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


         Re:                         FT 7022
                 Value Line(R) Target Safety 30 Portfolio Series
                                   (the "Trust")
                           CIK No. 1714079 File No. 333-220986
--------------------------------------------------------------------------------


Dear Ms. Hamill:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

The Name (p. 1)

      1. PLEASE EXPLAIN WHY THE TRUST HAS THE WORD "SAFETY" IN THE NAME OF THE TRUST, AND WHETHER IT'S USE IS PROMISSORY.

      Response: The Trust's portfolio is derived from the Value Line(R) Safety Rankings. The cover of the Trust's prospectus has been revised to identify this fact. The cover has also been revised to state that an investment in the Trust involves certain risks and refers investors to the "Risk Factors" section of the prospectus.

The Strategy (p. 10)

      2. ON PAGE 10 OF THE PROSPECTUS, IN THE PARAGRAPH IMMEDIATELY BELOW VALUE LINE TARGET SAFETY 30 PORTFOLIO, PLEASE EXPLAIN WHAT THE VALUE LINE SAFETY RANKINGS AND THE SIGNIFICANCE OF USING THE #1 AND #2 RANKED STOCKS.

      Response: The prospectus has been revised to include a section addressing these comments called "What Is the Value Line(R) Safety Rank?"

      3. ON PAGE 10 OF THE PROSPECTUS, IN STEP 6, CLARIFY HOW COMPANIES ARE RANKED. FOR INSTANCE, DO COMPANIES WITH A LOWER PRICE VOLATILITY RECEIVE A HIGHER RANK THAN THOSE WITH A HIGHER PRICE VOLATILITY. IN ADDITION, ARE THE RANKS FOR PRICE VOLATILITY AND PRICE TO CASH FLOW COMBINED FOR PURPOSES OF THIS STEP.

      Response: The prospectus has been revised to reflect that stocks with lower volatility and lower price to cash flow receive a higher rank and that price volatility and price to cash flow are ranked separately but given equal weight in the ranking methodology.

      4.  ON  PAGE  10  OF  THE PROSPECTUS, IN STEP 7, IF ONE OR MORE STOCKS ARE
EXCLUDED BECAUSE THE 20% GICS CAP WOULD BE EXCEEDED, ARE THE LOWEST RANKED STOCKS EXCLUDED? ALSO, SHOULD THIS OCCUR WOULD THE NEXT HIGHEST RANKED STOCK OUTSIDE OF THIS GICS SECTOR BE INCLUDED IN THE TRUST?

      Response: Due to the fact that only whole shares are purchased, we modified the restriction in Step 7 to a maximum of 6 stocks in any one GICS sector instead of a maximum of 20% in any one GICS sector and added the following disclosure to the description of the Trust's strategy:

     "Purchase an approximately equally weighted portfolio of the 30 eligible stocks with the best overall ranking subject to a maximum of 6 stocks in any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. If, through the selection process, the stocks selected would cause the Trust to exceed the 6 stocks in any one GICS sector limitation, the lowest ranked stock or stocks from that GICS sector will be replaced with the next highest ranked stock or stocks in any of the other GICS sectors. In the event of a tie, the stock with lower price to cash flow is selected."

The Strategy (p. 15)

      5. ON PAGE 15 OF THE PROSPECTUS, IN FN 3 TO THE TABLE, THREE SOURCES ARE CITED TO IN SUPPORT OF THE HYPOTHETICAL STRATEGY TOTAL RETURN DATA USED (I.E., BLOOMBERG, COMPUSTAT, AND FACTSET). PLEASE REVISE SO THAT IT IS CLEAR AS TO WHICH DATA WAS OBTAINED FROM EACH SOURCE SO AS TO COMPUTE THE PERFORMANCE INFO SO THAT READERS COULD REPLICATE THE DATA WITHOUT HAVING TO DO ANY GUESSWORK OR MAKE ANY ASSUMPTIONS.

      Response: The prospectus has been revised to state that Compustat is the source of the hypothetical strategy total returns, as confirmed by Bloomberg L.P and FactSet.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                   By  /s/ Brian D. Free
                                                       _________________________
                                                        Brian D. Free


Enclosures